                                     FORM 12B-25

                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                                     SEC File No.: 0-22174
                                                     CUSIP No.: 025661 10 5


                             NOTIFICATION OF LATE FILING

                  [X] Form 10-KSB      [ ] Form 11-K    [ ]Form 20-F
                          [ ] Form 10-QSB     [ ] Form N-SAR


For Period Ended: December 31, 1997
----------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
----------------------------------------
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
----------------------------------------

PART I - REGISTRANT INFORMATION

----------------------------------------

     Full Name of Registrant:  American Entertainment Group, Inc.

     Former Name if Applicable: C & M Capital Corp.

----------------------------------------

     Address of Principal Executive Office (Street and Number):
     160 Bedford Road, Suite 306

----------------------------------------
     City, State and Zip Code:  Toronto, Ontario M5R 2K9

----------------------------------------

PART II - RULES 12b-25(b) and (c)

----------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25-C-has been attached if applicable.

----------------------------------------

PART III - NARRATIVE

----------------------------------------

     State below in reasonable detail the reasons why the form 10-KSB, 11-K, 20-F, 10-QSB, or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company has engaged the same auditors who, due to Chapter 11 proceedings, must be approved by the Court. The Company is presently in a Chapter 11 Reorganization under the U.S. Bankruptcy laws. Because of delay in beginning these audit procedures, the Registrant does not have sufficient time to meet filing requirements for Form 10-KSB and to complete the consolidated financial/accounting requirements by the due date. See the Attached affidavit from the Company's auditors.

----------------------------------------

PART IV - OTHER INFORMATION

----------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification:

          JOEL WAGMAN          (416)            920-1919
          ---------------------------------------------------
             Name          (Area Code)     (Telephone Number)

     (2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).

                                        [X] Yes    [ ] No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] Yes    [X] No


          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     AMERICAN ENTERTAINMENT GROUP, INC., (formerly known as C & M Capital Corp.) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 24, 1998
                                       AMERICAN ENTERTAINMENT GROUP, INC.



                                       By: ///Joel Wagman///
                                          ------------------------------------
                                              Joel Wagman
                                              Chairman

                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF MARYLAND


IN RE:                                    *

AMERICAN ENTERTAINMENT                    *  CASE NO. 97-5-9414-SD
 GROUP, INC.
                                          *
                                             (CHAPTER 11)
   DEBTOR                                 *

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                        AFFIDAVIT OF PROPOSED ACCOUNTANT

I, Joseph R. Rollins, hereby certify, under penalty of perjury, that I am a Certified Public Accountant (CPA) duly licensed to practice in the State of Georgia and Tennessee, and am employed by the accounting firm of Rollins & Associates, P.C., which maintains an office at 1201 Peachtree Street, N.E., 400 Colony Square, Suite 1500, Atlanta, Georgia, 30361. This office has recently been asked to continue to handle the Debtor's financial affairs. This firm represents no adverse interest to the Debtor, its creditors or any party in interest, and has no connection with the Office of the United States Trustee nor any person employed in the Office of the United States Trustee.


                                                /s/ Joseph R. Rollins
                                                -----------------------------
                                                Joseph R. Rollins
                                                Rollins & Associates, P.C.
                                                1201 Peachtree Street, N.E.
                                                400 Colony Square, Suite 1500
                                                Atlanta, Georgia 30361